

Mail Stop 4631

January 11, 2010

Mr. Gailen J. Hull
ALP Liquidating Trust
900 N. Michigan Avenue
Chicago, IL 60611

   RE: ALP Liquidating Trust
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     File #0-16976

Dear Mr. Hull:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant